UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sonus Networks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

835916107

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Charles J. Gray, Esq.

Vice President and General Counsel

Sonus Networks, Inc.

7 Technology Park Drive

Westford, Massachusetts 01886

(978) 614-8100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick J. Rondeau, Esq.

James R. Burke, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$26,037,817	$800

*                                         Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to this offer. These options have an aggregate fair value of $26,037,817 as of  August 7, 2007, calculated based on the Black-Scholes-Merton option pricing model.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Sonus Networks, Inc., a Delaware corporation (“Sonus” or the “Company”), to amend certain options (the “Eligible Options”) that were granted by Sonus under the Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (the “1997 Plan”).  The Eligible Options include only those stock options granted by Sonus: (i) that have current exercise prices per share that are less than $10.00, (ii) that have current exercise prices per share that are less than the fair market value per share of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), on the revised option grant date as determined by Sonus, (iii) that were unvested as of December 31, 2004 (if only a portion of an option was unvested as of December 31, 2004, only the unvested portion of the option as of December 31, 2004 is an Eligible Option), (iv) that are outstanding as of the last date on which the Offer remains open for acceptance, and (v) that are held by individuals who are subject to taxation in the United States and are employees of Sonus or its subsidiaries on the last date on which the Offer remains open for acceptance.

Eligible holders may elect (i) to amend Eligible Options to increase the current exercise price per share to the fair market value of a share of Common Stock on the revised option grant date as determined by Sonus (the “New Exercise Price”), and (ii) for each amended Eligible Option, to receive a cash payment equal to the difference between the New Exercise Price and the current exercise price per share, multiplied by the number of unexercised shares subject to the Eligible Option. Cash payments will be paid on or promptly following January 15, 2008, and all such payments will be subject to any applicable tax withholding.  The cash payments will not be subject to any vesting conditions and will be made without regard to whether the Eligible Option is vested and without regard to whether an eligible holder is an employee of the Company on the payment date.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated August 10, 2007 (the “Offer to Amend”), attached to this Schedule TO as Exhibit (a)(1)(A), (ii) the e-mail to Eligible Holders attached to this Schedule TO as Exhibit (a)(1)(B), and (iii) the election form attached to this Schedule TO as Exhibit (a)(1)(E).  These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents.”  An “Eligible Holder” refers to an individual who (1) is subject to taxation in the United States, (2) holds Eligible Options to purchase shares of Common Stock that are outstanding on the last date on which the Offer remains open for acceptance, and (3) is an employee of Sonus or its subsidiaries on the last date on which the Offer remains open for acceptance.  The Offer is not being made to any of the Company’s directors or executive officers.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.  The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.  Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)           Name and Address.

Sonus Networks, Inc. is the issuer of the securities subject to the Offer to Amend. The address of the Company’s principal executive office is 7 Technology Park Drive, Westford, Massachusetts 01886, and the telephone number at that address is (978) 614-8100.  The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Information concerning the Company” is incorporated herein by reference.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of Eligible Options granted under the 1997 Plan to amend such Eligible Options and to receive a cash payment with respect to each amended Eligible Option, as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the e-mail to Eligible Holders attached hereto as Exhibit (a)(1)(B) and (iii) the election form attached hereto as Exhibit (a)(1)(E).

As of August 7, 2007, there were options to purchase 5,294,265 shares of Common Stock outstanding and eligible to participate in this Offer.

(c)           Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections “Eligibility”

(Section 1), “Number of options and amount of consideration; expiration of the offer” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of elections for amendment, issuance of cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)           Purchases.

None of the members of the Company’s Board of Directors or the Company’s executive officers may participate in the Offer.  The information set forth in the Offer to Amend in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.  The following items are incorporated herein by reference: (1) the form of stock option agreement under the 1997 Plan, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-30229) filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2004, (2) the 1997 Plan, which is incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-32206), (3) the form of resale restriction agreement, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 28, 2005, and (4) the form of consent to stock option amendment, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 29, 2006.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the offer” is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Acceptance of elections for amendment, issuance of cash payments, and amended options” and “Status of options amended by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the offer” and “Information concerning the Company” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options” is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Conditions of the offer” is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10.  Financial Statements.

(a)           Financial Information.

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company,” “Financial statements,” and “Additional information” is incorporated herein by reference.  The financial information included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on August 2, 2007, and in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 9, 2007, is incorporated herein by reference.  The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)           Pro Forma Information.

Not applicable.

(c)           Summary Information.

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company” is incorporated herein by reference.

Item 11.  Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12.  Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated August 10, 2007
(a)(1)(B)	Draft e-mail to all eligible holders
(a)(1)(C)	Screen shot of login page to offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx
(a)(1)(D)	Screen shot of welcome page to offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx
(a)(1)(E)	Screen shot of electronic election form
(a)(1)(F)	Screen shot of election amendment review
(a)(1)(G)	Screen shots of agreement to terms of election
(a)(1)(H)	Screen shot of election confirmation statement
(a)(1)(I)	Screen shot of instructions to election form
(a)(1)(J)	Form of amendment to stock option agreements and promise to make cash payment

(a)(1)(K)	Form of acknowledgement of receipt of election form
(a)(1)(L)	Form of e-mail confirmation and reminders to eligible holders
(a)(1)(M)	Form of e-mail confirming that eligible holder has elected not to participate
(a)(1)(N)(i)	Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form S-1 (File No. 333-32206))
(a)(1)(N)(ii)

Form of stock option agreement under Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-30229) filed with the SEC on August 20, 2004)

(b)	Not applicable
(d)(1)	Form of resale restriction agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 28, 2005)
(d)(2)	Form of consent to stock option amendment (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 29, 2006)
(g)	Not applicable
(h)	Not applicable

Item 13.  Information Required by Schedule 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SONUS NETWORKS, INC.

/s/ Hassan M. Ahmed
Hassan M. Ahmed
Chief Executive Officer and Chairman

Date: August 10, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated August 10, 2007
(a)(1)(B)	Draft e-mail to all eligible holders
(a)(1)(C)	Screen shot of login page to offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx
(a)(1)(D)	Screen shot of welcome page to offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx
(a)(1)(E)	Screen shot of electronic election form
(a)(1)(F)	Screen shot of election amendment review
(a)(1)(G)	Screen shots of agreement to terms of election
(a)(1)(H)	Screen shot of election confirmation statement
(a)(1)(I)	Screen shot of instructions to election form
(a)(1)(J)	Form of amendment to stock option agreements and promise to make cash payment
(a)(1)(K)	Form of acknowledgement of receipt of election form
(a)(1)(L)	Form of e-mail confirmation and reminders to eligible holders
(a)(1)(M)	Form of e-mail confirming that eligible holder has elected not to participate
(a)(1)(N)(i)	Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form S-1 (File No. 333-32206))
(a)(1)(N)(ii)

Form of stock option agreement under Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-30229) filed with the SEC on August 20, 2004)

(b)	Not applicable
(d)(1)	Form of resale restriction agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 28, 2005)
(d)(2)	Form of consent to stock option amendment (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 29, 2006)
(g)	Not applicable
(h)	Not applicable